Page 1 of 10 Pages

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                     Under the Securities exchange Act of 1934

                               (Amendment No. 5)*

                      ISHARES MORNINGSTAR MID-CAP VALUE ETF
             -----------------------------------------------------
                              (NAME OF ISSUER)

                                COM NEW
             -----------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 464288406
             -----------------------------------------------------
                              (CUSIP NUMBER)

                           May 31, 2015
             -----------------------------------------------------
            (Date of event which requires filing of this Statement)


    this Schedule is filed:

      X  Rule 13d-1(b)
         Rule 13d-1(c)
         Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (CONTINUED ON FOLLOWING PAGE(S))

    CUSIP NO. 464288406         13G                        Page 2 of 10 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances I.A.R.D. Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     France


           NUMBER OF SHARES   5. SOLE VOTING POWER                          0
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                  145,837
           May 31, 2015
                    BY EACH   7. SOLE DISPOSITIVE POWER                     0
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER             145,837


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                      145,837
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]



 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     8.1%

 12. TYPE OF REPORTING PERSON *
     HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 464288406             13G                     Page 3 of 10 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances Vie Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France


           NUMBER OF SHARES   5. SOLE VOTING POWER                          0
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                  145,837
           May 31, 2015
                    BY EACH   7. SOLE DISPOSITIVE POWER                     0
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER             145,837



  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                      145,837
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     8.1%

 12. TYPE OF REPORTING PERSON *
     HC

CUSIP NO. 464288406             13G                     Page 4 of 10 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     France


           NUMBER OF SHARES   5. SOLE VOTING POWER                          0
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                  145,837
           May 31, 2015
                    BY EACH   7. SOLE DISPOSITIVE POWER                     0
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER             145,837


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                      145,837
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]



 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     8.1%

 12. TYPE OF REPORTING PERSON *
     HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 464288406             13G                     Page 5 of 10 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Financial, Inc.      13-3623351

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

           NUMBER OF SHARES   5. SOLE VOTING POWER                          0
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                  145,837
           May 31, 2015
                    BY EACH   7. SOLE DISPOSITIVE POWER                     0
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER             145,837


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                      145,837
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     8.1%

 12. TYPE OF REPORTING PERSON *
     HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 464288406             13G                     Page 6 of 10 Pages


Item 1(a) Name of Issuer:
                                ISHARES MORNINGSTAR MID-CAP VALUE ETF

Item 1(b) Address of Issuer's Principal Executive Offices:
          400 Howard Street
          San Francisco, CA 94105


Item 2(a) and (b)
          Name of Person Filing and Address of Principal Business Office:

This Schedule 13G is being filed by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and the Mutuelles AXA, which as a group control AXA

          AXA Assurances I.A.R.D Mutuelle, and
          AXA Assurances Vie Mutuelle,
          26, rue Drouot
          75009 Paris, France

          as a group (collectively, the 'Mutuelles AXA').

          AXA
          25, avenue Matignon
          75008 Paris, France

          AXA Financial, Inc.
          1290 Avenue of the Americas
          New York, New York 10104

   (Please contact Lauren Day (212-314-3731) with any questions.)

                                   13G                     Page 7 of 10 Pages
Item 2(c) Citizenship:
          Mutuelles AXA and AXA - France
          AXA Financial, Inc. - Delaware

Item 2(d) Title of Class of Securities:  COM NEW

Item 2(e) Cusip Number:  464288406

Item 3.   Type of Reporting Person:
          AXA Financial, Inc. as a parent holding company, in accordance with 240.13d-1(b)(ii)(G).

          The Mutuelles AXA, as a group, acting as a parent holding company.

          AXA as a parent holding company.

                                   13G                     Page 8 of 10 Pages


Item 4. Ownership as of May 31, 2015

        (a) Amount Beneficially Owned:  145,837  shares of common stock
        (b) Percent of Class:  8.1%

        (c) Deemed Voting Power and Disposition Power:

                        (i)           (ii)          (iii)        (iv)
                        Deemed        Deemed        Deemed       Deemed
                        to have       to have       to have      to have
                        Sole Power    Shared Power  Sole Power   Shared Power
                        to Vote       to Vote       to Dispose   to Dispose
                        or to         or to         or to        or to
                        Direct        Direct        Direct the   Direct the
                        the Vote      the Vote      Disposition  Disposition
                        ------------  ------------  ------------ ------------







AXA Financial, Inc.,               0       145,837             0      145,837
through its subsidiaries



Each of the Mutuelles AXA, as a group, and AXA expressly declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G.

AllianceBernstein L.P. is a majority owned subsidiary of AXA Financial, Inc. and an indirect majority owned subsidiary of AXA SA. AllianceBernstein operates under independent management and makes independent decisions from AXA and AXA Financial and their respective subsidiaries and AXA and AXA Financial calculate and report beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the Securities and Exchange Commission in Release Number 34-39538 (January 12, 1998).

AllianceBernstein may be deemed to share beneficial ownership with AXA reporting persons by virtue of 0 shares of common stock acquired on behalf of the general and special accounts of the affiliated entities for which AllianceBernstein serves as a subadvisor. Each of Alliance Bernstein and the AXA entities reporting herein acquired their shares of common stock for investment purposes in the ordinary course of their investment management and insurance businesses.

                                                            Page 9 of 10 Pages

Item 5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                                          []

Item 6. Ownership of More than Five Percent on behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reporting on by the Parent Holding Company:

        This Schedule 13G is being filed by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and the Mutuelles AXA, which as a group control AXA:

   (X) in the Mutuelles AXAs' capacity, as a group, acting as a parent holding company with respect to the holdings of the following AXA entity or entities:

   (X) in AXA's capacity as a parent holding company with respect to the holdings of one or more of the following entities:

	AXA Investment Managers

	AXA Investment Managers UK Ltd.

	AXA Konzern AG

	AXA Rosenberg Investment Management LLC


   (X) in AXA Financial, Inc.'s capacity as a parent holding company with respect to the holdings of one or more of the following entities:

	AXA Equitable Life Insurance Company

                                                         Page 10 of 10 Pages

Item 8. Identification and Classification of Members of the Group.      N/A

Item 9.  Notice of Dissolution of Group:                                N/A

Item 10. Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





   Date:    June 9, 2015                   AXA FINANCIAL, INC.*







                                           /s/ Anthony Bruccoleri

                                              Anthony Bruccoleri
                                              Lead Director







   *Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among AXA Financial, Inc., AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle, and AXA, this statement
    Schedule 13G is filed on behalf of each of them.